Annual General Meeting of
Mindray Medical International Limited

Date: December 10, 2014

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted "FOR" the following proposals:

	For	Against	Abstain
Proposal 1: Re-election of Mr. Li Xiting as a director of the Board of the Company.	☐	☐	☐
Proposal 2: Re-election of Mr. Peter Wan as a director of the Company.	☐	☐	☐
Proposal 3: Re-election of Mr. Kern Lim as a director of the Company.	☐	☐	☐
Proposal 4: Ratification of the appointment of PricewaterhouseCoopers as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2014.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______ Please Date Above ______

Please Sign Here ______ Please Date Above ______

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Mindray Medical International Limited to be held December 10, 2014 For Holders as of November 7, 2014

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time December 3, 2014.

PROXY TABULATOR FOR
MINDRAY MEDICAL
INTERNATIONAL LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

MINDRAY MEDICAL INTERNATIONAL LIMITED

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 PM New York time on December 3, 2014)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Mindray Medical International Limited registered in the name of the undersigned on the books of the Depositary as of the close of business November 7, 2014 at the Annual General Meeting of the Shareholders of Mindray Medical International Limited to be held on December 10, 2014 in Hong Kong.

NOTE:

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
MINDRAY MEDICAL INTERNATIONAL LIMITED
P.O. Box 8016
CARY, NC 27512-9903